Item 77I - 	Deutsche Emerging Markets Equity
Fund, Deutsche Global Equity Fund
(now known as Deutsche Global
Macro Fund effective May 8, 2017),
Deutsche Latin America Equity
Fund, and Deutsche World Dividend
Fund (each, a series of Deutsche
International Fund, Inc.)
Class T shares for Deutsche Emerging Markets Equity
Fund, Deutsche Global Equity Fund (now known as
Deutsche Global Macro Fund effective May 8, 2017),
Deutsche Latin America Equity Fund, and Deutsche
World Dividend Fund became effective on February 1,
2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of December 20, 2017, Class T shares were not available for purchase for Deutsche Global Macro Fund and Deutsche Latin America Equity Fund. As of June 5,
2017, Class T shares of Deutsche Emerging Markets
Equity Fund and Deutsche World Dividend Fund are available for purchase.